CHINA YUCHAI INTERNATIONAL LIMITED
16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
TEL: (65) 6220 8411 FAX: (65) 6226 0502
Exhibit 99.1
FOR IMMEDIATE RELEASE
Singapore (August 3, 2007) — On July 11, 2007, the Audit Committee of China Yuchai International LTD (“CYI’”) received information regarding potential accounting errors of approximately RMB123 million (approximately $16.5 million) and RMB45 million (approximately $6 million) by its subsidiary, Guangxi Yuchai Machinery Company Limited (“Yuchai”), in Yuchai’s accounts for fiscal years ended December 31, 2005 and December 31, 2006.
As a result, on July 12, 2007, the Audit Committee of CYI requested internal audit to independently review the circumstances of the accounting entries in question. Based on that review, the Audit Committee has decided to conduct an independent inquiry into the facts and circumstances of the accounting entries, and any related issues, and is in the process of retaining independent counsel to conduct such an inquiry and to advise the Audit Committee.
Depending upon the results of the independent inquiry, the RMB168 million entries may have to be reversed, which would result in a decrease in CYI’s profits for 2005 and 2006, thus necessitating a restatement of the financial statements in question. CYI will make no further statements regarding the independent inquiry or the potentially erroneous accounting entries until the completion of the independent inquiry.
GENERAL INFORMATION
CYI has submitted a copy of this press release on Form 6-K with the U.S. Securities and Exchange Commission. A copy of such submission has also been sent to The New York Stock Exchange.
China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502

Contact persons:	Mr Teo Tong Kooi, President and Director